Exhibit 99.1

Ford F-250/350 Trucks with Westport WiNG™ Power System Now Available for Service Body Upfits

VANCOUVER, March 5, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT) (NASDAQ:WPRT), the global leader in natural gas engines, and Knapheide Manufacturing Company, the leading full-service commercial vehicle body manufacturer, today announced an agreement that will set a new standard in the delivery of natural gas work-ready vehicle solutions. The two market leaders are combining their expertise to engineer custom vehicle bodies for the Westport-powered Ford F-250 and F-350 bi-fuel Super Duty trucks with box-deletes.

The Westport READY-link™ process, the first of its kind, is a unique mounting process designed specifically to allow the installation of custom Knapheide service bodies over the Westport WiNG™ Power System. Created with fleet customers in mind, Westport READY-link, together with the Westport WiNG Power System, offers cost savings for customers through the use of Ford's single-ship-through delivery system and the convenience of a single dealer contact.

"This is a breakthrough technology and design that will offer shorter upfit times and reliable deliveries to our customers," said John Howell, Senior Director, Marketing at Westport. "Our agreement with Knapheide and Ford allows fleets to add trucks that use a clean, domestic fuel while maintaining the safety and quality that our customers have come to expect. With all aspects of the final vehicle now under full warranty accountability, customers can have 'peace-of-mind.'"

Customers using Westport READY-link for their Ford F-250 or F-350 trucks can choose to upfit their trucks with the KNAP-Link 696-50J44-WCNG or Knap-Link 696-50FJ44-WCNG, Knapheide's most popular service bodies customized to fit the Westport WiNG Power System. The 600-series Knapheide service bodies offer rugged steel construction and external storage for tools and equipment. The external compartments provide protection from the outside elements and allow technicians to access their equipment without having to climb into the truck bed.

"With the KNAP-Link™ designed service bodies, we can utilize our extensive distributor network to bring quality upfits to our customers and integrate with the Westport READY-link compressed natural gas (CNG) conversion," said Chris Weiss, Vice President, Engineering at Knapheide.

The Westport-Knapheide agreement ensures an integrated original equipment manufacturer (OEM) experience for fleet customers, and provides uncompromised quality and testing of the installed bi-fuel system and service bodies. Westport READY-link process occurs alongside the Westport WiNG Power System on the Ford Super Duty trucks at the Westport Kentucky Integration Center, a Ford Qualified Vehicle Modifier audited facility, before the trucks are shipped to local Knapheide dealerships for service body upfit.

Westport READY-link will be available for order on Ford F-250 and F-350 box-delete trucks with the Westport WiNG Power System beginning April 1, 2013. The Super Duty trucks are equipped with a standard 18.4 or an optional 24.5 gasoline gallon equivalent Type-4 composite CNG fuel cylinder, the lightest, non-corrosive cylinder technology available in the market. Starting at an industry leading price of $9,500, the Westport systems are available exclusively through Westport-authorized Ford dealerships.

About Westport Innovations Inc.

Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses.  Westport is also one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel systems technology, design, and components in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the pricing and timing for availability of the READY-link system.  These statements are not guarantees of future performance, are based on a number of assumptions and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Westport's control including the development of competing products and technologies, availability and supply of natural gas, price and supply of gasoline, timing of execution of agreements with distributors and other counterparties, and other risk factors and assumptions that may affect our actual results, performance or achievements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Media Inquiries:
Nina Ng
Communications Manager
Westport Innovations Inc.
Tel: 604.718.2589
Email: nng@westport.com

Investor Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 05-MAR-13